September 11, 2007

Mail Stop 4561

Sam Jankovich
Chairman of the Board and Chief Executive Officer
EnterConnect, Inc.
100 Century Center Court
Suite 650
San Jose, CA 95112-4537

> **RE:** **EnterConnect, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 15, 2007**
> **File number 333-145487**

Dear Mr. Jankovich:

We have limited our review of your filing to those issues we have addressed in our comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Cover Page

1. Please see Item 501(a)(8) of Regulation S-B regarding the disclosure of offering information on the Cover Page of the Prospectus. Please include the $1.00 per share initial price as specified in the first paragraph under "Selling Security Holders" on page 9.

Prospectus Summary, page 1
The Offering, page 1

2. If true, please revise the first sentence of this paragraph to state that the shares are being offered by selling security holders and not by EnterConnect.

Selling Security Holders, page 9

3. Please fully describe all material arrangements or transactions with the selling security holders during the past three years, including the transactions in which the selling security holders received or will receive the shares now being offered. This disclosure should include but not be limited to the dates of each transaction, the identities of the individuals involved, the material terms of each transaction, and the nature of any ongoing rights or obligations under agreements between the company and each selling security holder.   To the extent the 26,191,928 shares held by the selling security holders were acquired within the past three years, explain the events the led to the issuance of those securities. To the extent these issuances were the result of varying transaction, provide appropriate details regarding each distinct transaction.

4. In regard to the sales of convertible debentures referenced in Note 6 to financial statements on page F-16, please tell us the relationship, if any, between those convertible securities and the proposed offering of shares by the selling shareholders. Please address this transaction if full detail in this Selling Security Holder section, as applicable.

5. Please confirm, if true, that there are no broker-dealers or affiliates of broker-dealers among the selling stockholders.

6. Please disclose the identities of the natural persons holding the voting and or investment power over the shares held by each legal entity that is listed as a selling shareholder. For example, this information should be added with respect to Global Media Fund, Inc., Kashyyk Capital LLC, and Worldwide Gateway Limited. See CF Telephone Interpretation I.60, and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement.

Plan of Distribution, page 13

7. We note that the selling shareholders may engage in short sales of your common stock Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

Executive Compensation, page 16

8. Please update your disclosure herein to comply with the revised requirements as discussed in Commission release 33-8732A issued August 29, 2006 and effective

November 6, 2006.

Plan of Operations, page 30

9. Please include, in specific detail, disclosure of a viable plan of operations for the next twelve months. See Item 303(a)(i) of Regulation S-B. Provide quantitative information regarding the capital needed by EnterConnect to fund the operations envisioned by its business plan for a period of twelve months from the desired effective date. Disclose the minimum period of planned operations that EnterConnect will be able to fund, using its currently available sources of capital. To the extent there is a deficiency in funds necessary to pursue the business plan for 12 months describe your plans to obtain the necessary capital, and describe the potential impact on your business plan if you are unable to obtain that capital. .

Signatures

10. Please have the person discharging the functions of the principal accounting officer or comptroller sign the registration statement in such capacity.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Peter Campitiello
      Levy & Boonshoft, P.C.
      477 Madison Avenue

New York, NY 10022
Facsimile number: (212) 751-6943